

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2012

Via E-mail
William C. Stern, Esq.
General Counsel
Ancestry.com Inc.
360 West 4800 North
Provo, Utah 84604

> **Re:** **Ancestry.com Inc.**
> **Schedule 13E-3**
> **Filed October 30, 2012 by Ancestry.com Inc., Global Generations International, Inc., Global Generations Merger sub, Inc., Anvilux 1 S.ar.l, Anvilux 2 S.ar.l, Permira IV Continuing L.P.1, Permira IV Continuing L.P.2, P4 Co-Investment L.P., Permira Holdings Limited, Permira IV Managers L.P., Permira IV Managers Limited, Permira Investments Limited, Permira IV G.P. L.P., Permira IV G.P. Limited, Spectrum Equity Investors V, L.P., Spectrum V Investment Managers' Fund, L.P., Spectrum Equity Investors III, L.P., SEI III Entrepreneurs' Fund, L.P., Spectrum III Investment Managers' Fund, L.P., Timothy Sullivan, Howard Hochhauser, and Purefoy, LLC**
> **File No. 005-85298**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-34518**
> **Filed October 30, 2012**

Dear Mr. Stern:

We have reviewed your filings, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings, and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1.   We note that AlpInvest Partners Co-Investments 2009 C.V., AlpInvest Partners Co-Investments 2010 II C.V. and Jasmine Venture Pte Ltd have agreed to make a cash investment in Global Generations International, Inc., in exchange for equity. Given the percentage amount of equity AlpInvest and Jasmine will own in Parent following consummation of the transactions, please advise us what consideration was given to whether these entities should be treated as affiliates of Ancestry.com and therefore designated as filing persons.

Item 15. Additional Information

2.   Please revise to incorporate by reference from the preliminary proxy statement the response to Item 1011(b) of Regulation M-A. Refer to General Instruction G of Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

Special Factors

Background of the Merger, page 16

3.   The disclosure on page 22 states that representatives from an investment bank other than Qatalyst met with Ancestry's Board on September 4, 2012 to discuss transaction alternatives. Information about any reports, opinions or appraisals that are materially related to the Rule 13E-3 transaction is required to be disclosed and filed as an exhibit. Refer to Item 16 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Please provide additional disclosure about the information on alternatives provided by the investment advisor to the board and file any board books as exhibits. If the information provided was not in writing, the oral report should be memorialized in writing and filed as an exhibit. Refer to Question 117.06 of our Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

Reasons for the Merger, page 26

4.   We noticed that Ancestry's Board determined that the Rule 13e-3 transaction is "fair, advisable and in the best interests of the Company." On page 30, the disclosure affirms that the Board determined the transaction is "fair to and in the best interests of the Company and its stockholders." Please revise to state, if true, that the Board's opinion is being expressed on behalf of Ancestry.com.   The disclosure requirements imposed by Rule 13e-3(b) expressly extend and apply to the issuer as distinguished from the issuer's Board.

5.   The fairness determination made by Ancestry.com, as well as every other filing person, must expressly opine as to whether the transaction is fair or unfair to Ancestry's unaffiliated security holders. Please revise, to the extent appropriate for each filing person, to specifically reference the unaffiliated security holders as being the security holder constituency to whom the respective fairness determinations have been directed. Refer to Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

6.   Please revise to indicate whether in making their fairness determinations, the Ancestry Board and the other filing persons considered the going concern value of the company and the prices paid by Ancestry and the rollover investors for purchases of Ancestry's common stock over the past two years. Refer to Item 8 of Schedule 13E-3 and Instructions (2)(iv) to Item 1014(b) of Regulation M-A.

7.   Disclose whether, in the past two years, a firm offer for a merger, sale of all or a substantial part of Ancestry's assets, or a purchase of a controlling amount of Ancestry's securities was received from anyone other than a filing person. If so, disclose whether Ancestry's board or other filing persons considered such offer when making their fairness determinations. Refer to General Instruction E and Item 8 of Schedule 13E-3 and corresponding paragraphs (b) and (f) of Item 1014 of Regulation M-A.

8.   The disclosure on page 27 indicates that the Board's decision regarding the fairness of the transaction was influenced in part by the requirement that the merger agreement be adopted by holders of a majority of the outstanding shares of common stock. It does not appear, however, that approval of a majority of <u>unaffiliated</u> security holders is required to approve the transaction. Please disclose this fact and discuss the extent to which it may have affected the fairness determinations made by Ancestry's Board and the other filing persons. Refer to General Instruction E and Item 8 of Schedule 13E-3 and corresponding paragraphs (b) and (c) of Item 1014 of Regulation M-A.

9.   We noticed the disclosure that the Board considered the fact Spectrum was prepared to support the transaction. Advise us what consideration, if any, was given to the application of Section 14(a) and Regulation 14A when Ancestry was discussing the proposed transaction with Spectrum.

10.   We note this section references alternatives to the Rule 13E-3 transaction.   Please briefly describe each alternative transaction considered and disclose the reasons each alternative was rejected. Refer to Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A.

Opinion of Qatalyst Partners LP, page 30

11.   Revise to briefly describe Qatalyst's qualifications to serve as the financial advisor for the Rule 13e-3 transaction and the method by which the firm was selected. Also, summarize the instructions given to Qatalyst and disclose any limitation that any filing person may have imposed on the scope of Qatalyst's analysis. Refer to Item 9 of Schedule 13E-3 and Item 1015(b) of Regulation M-A.

Illustrative Discounted Cash Flow Analysis, page 32

12.   In regard to the discounted cash flow analysis based on the company's projections, explain how Qatalyst determined the range of multiples of 6.0x to 8.0x that it applied to the company's calendar year 2016 estimated Adjusted EBITDA and the weighted cost of capital used to discount the Adjusted EBITDA values to present values.

Certain Effects of the Merger, page 42

13.   Revise to discuss and quantify, where appropriate, the positive and negative effects of the transaction on the Permira filing persons, Global Generations International Inc. and Global Generations Merger Sub Inc. Also, for all filing persons, specifically address the effect of the transaction on their interests in the net book value and net earnings of the company in terms of both dollar amounts and percentages. Finally, disclose the extent to which the filing persons will become the beneficiaries of the regulatory compliance cost savings you will realize when you cease to be a public company. Explain briefly, but in greater detail beyond the reference to Section 16, the legal significance of the common stock being deregistered under the Exchange Act. Refer to Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and Instruction 3 to Item 1013.

14.   We note from your Form 10-K filed on February 17, 2012 that at December 31, 2011, Ancestry had net operating loss carryforwards of approximately $25.7 million for federal, $11.1 million for foreign and $2.3 million for state income tax purposes. Revise to indicate, if true, that the filing persons will become the direct beneficiaries of Ancestry's future use of any accrued operating loss carryforwards and quantify this benefit to the extent practicable. Refer to Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

Projected Financial Information, page 44

15.   We noticed the projections were distributed to Parent and Merger Sub, but appear not have been prepared with U.S. GAAP. While we recognize the projections were not prepared with a view toward public disclosure, the projections have now been disclosed for reasons other than exclusive compliance with Item 1015 of Regulation M-A. Advise us, with a view towards revised disclosure, how the presentation of financial projections complies with Regulation G.

Fees and Expenses, page 58

16.   Please provide an itemized list of all expenses incurred or estimated to be incurred in connection with the transaction. Refer to Item 10 of Schedule 13E-3 and Item 1007(c) of Regulation M-A.

Important Information Regarding Ancestry.com, page 90

17.   We note from your Forms 10-K filed on April 18, 2011 and February 17, 2012 that repurchases of Ancestry's common stock took place in connection with share repurchase programs announced on September 23, 2010 and April 28, 2011. Please advise why disclosure of these repurchases appears not to have been expressly made in response to Item 2 of Schedule 13E-3 and Item 1002(f) of Regulation M-A.

Historical Selected Financial Information, page 93

18.   Revise to provide all of the summarized financial information required by Item 1010(c). For example, under balance sheet data on page 94, you must disclose all current and noncurrent assets and current and noncurrent liabilities. The disclosure also must include the ratio of earnings to fixed charges. Refer to Instruction 1 to Item 13 of Schedule 13E-3 and Item 1010(c) of Regulation M-A.

Security Ownership of Certain Beneficial Owners and Management, page 97

19.   Please revise the table on page 98 to disclose the 324,074 shares of common stock held by Purefoy, LLC. Refer to Item 11 of Schedule 13E-3 and Item 1008(a) of Regulation M-A.

Parent, Merger Sub and the Permira Filing Persons, page 107

20.   Please ensure that the business telephone number of each filing person discussed in this section will be disclosed in the next amendment, or advise. Also, for Messrs. Holmes, Carey, Cutts and Marren, please disclose the starting and ending dates for any positions held during the past five years. Refer to Item 3 of Schedule 13E-3 and Item 1003 of Regulation M-A.

Where You Can Find Additional Information, page 111

21.   Please incorporate by reference the Form 8-K filed on May 17, 2012 or advise why incorporation is not required. Refer to Item 14(c)(2) of Schedule 14A and Part C of Form S-4.

22.   Advise us of the authority upon which Ancestry relies to forward-incorporate by reference before the special meeting any electronic submissions not yet made under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act with respect to the Schedule 13E-3. Alternatively, revise to indicate whether the Schedule 13E-3 will be amended to explicitly incorporate by reference any such submissions following dissemination of the Schedule 13E-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company, the other filing persons, and their respective management professionals are in possession of all facts relating to the public disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger & Acquisitions